UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. __)*



                              CREATIVE VISTAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    225300201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 23, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Erato Corporation
      57-1237862
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  0O
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,665,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,665,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,665,365
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 225300201

Item 1(a).  Name Of Issuer:  Creative Vistas, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4909 East McDowell Road, Phoenix, Arizona 85008


Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.


          This Schedule 13G is also filed on behalf of Erato Corporation, a Delaware corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Erato Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Erato Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd. as reported in this Schedule 13G. Information related to each of Erato Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Laurus Capital Management, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock, no par value per share
                                           ("Common Stock")


Item 2(e).  CUSIP No.:   225300201


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned: 3,665,365

         (b) Percent of Class:  9.99%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          3,665,365*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      3,665,365*

-------------------

*Based on 36,690,343 shares of the common stock, no par value per share (the "Shares"), outstanding of Creative Vistas, Inc., an Arizona corporation (the "Company"), as disclosed to Laurus Master Fund, Ltd. (the "Fund") by the Company. As of January 23, 2008, the Fund, Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource", and together with Erato, the Fund, Valens U.S. and Valens Offshore, the "Investors", collectively held (i) 3,594,169 Shares, (ii) a common stock purchase warrant (the "January Warrant #1") to acquire 812,988 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #2" and together with the January Warrant #1, the "January Warrants") to acquire 1,738,365 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments, (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #5") to acquire 108,000 Shares at an exercise price of $2.10 per Share, subject to certain adjustments, (viii) a common stock purchase warrant (the "Other Warrant #6") to acquire 108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (ix) a common stock purchase warrant (the "Other Warrant #7") to acquire 108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #8") to acquire 108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xi) a common stock purchase warrant (the "Other Warrant #9") to acquire 139,800 Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other Warrant #10") to acquire 1,094,636 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20 per Share, subject to certain adjustments, (xiv) a common stock purchase warrant (the "Other Warrant #12") to acquire 100,000 Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xv) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #15") to acquire 100,000 Shares at an exercise price of $0.90 per Share, subject to certain adjustments,
(xvii) a common stock purchase warrant (the "Other Warrant #16") to acquire 107,999 Shares at an exercise price of $2.60 per Share, subject to certain adjustments, (xviii) a common stock purchase warrant (the "Other Warrant #17") to acquire 107,999 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, and (xix) a common stock purchase warrant (the "Other
Warrant #18", and together with Other Warrant #1, Other Warrant #2, Other Warrant #3, Other Warrant #4, Other Warrant #5, Other Warrant #6, Other Warrant #7, Other Warrant #8, Other Warrant #9, Other Warrant #10, Other Warrant #11,
Other Warrant #12, Other Warrant #13, Other Warrant #14, Other Warrant #15, Other Warrant #16 and Other Warrant #17, the "Other Warrants") to acquire 1,149,436 Shares at an exercise price of $0.01 per Share, subject to certain adjustments). The January Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Erato of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be waived by the Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall become null and void following notice to the issuer upon an Event of Default (as defined in the relevant instrument). The Other Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. PSource and the Fund are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 6, 2008
                                              ----------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                              Name:  Eugene Grin
                                              Title: Principal



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 225300201

APPENDIX A


A. Name:                   Erato Corporation, a Delaware corporation

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


C. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name: Valens Offshore SPV I Ltd., a Cayman Islands limited company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Cayman Islands


F. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


G. Name:                   David Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel


H. Name:                   Eugene Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States

CUSIP No. 225300201


Each of Erato Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Laurus Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC,

PSource Structured Debt Limited

Erato Corporation

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 6, 2008


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.,

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 6, 2008


/s/ David Grin
-----------------------------------------
    David Grin
    February 6, 2008


/s/ Eugene Grin
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    Eugene Grin
    February 6, 2008